FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1 - Name and Address of Company

IM Cannabis Corp. (the "Company")
550 Burrard St. #2300

Vancouver, BC, V6C 2B5

Item 2 - Date of Material Change

February 22, 2021

Item 3 - News Release

A press release disclosing the material change was released on February 22, 2021 through the facilities of Accesswire.

Item 4 - Summary of Material Change

On February 22, 2021, the Company announced the appointments of Brian Schinderle and Haleli Barath to its board of directors (the "Board") and the concurrent resignations of Rafael Gabay and Steven Mintz from the Board.

Item 5 - Full Description of Material Change

5.1 - Full Description of Material Change

On February 22, 2021, the Company announced the appointments of Brian Schinderle and Haleli Barath to its Board and the concurrent resignations of Rafael Gabay and Steven Mintz from the Board. Both Mr. Schinderle and Ms. Barath are independent directors under applicable Canadian and United States securities laws.

Mr. Schinderle is the Founder and Managing Partner of Solidum Capital Advisors LLC ("Solidum"). Solidum invests its own capital and works in a merchant banking and advisory capacity with a select group of companies in the cannabis sector. In addition, from 2018 to 2020, Mr. Schinderle served as Executive Vice President - Finance of GR Companies Inc. (dba Grassroots Cannabis) ("Grassroots"), focusing on finance, strategy, capital markets, investor relations, mergers and acquisitions. In July 2020, Grassroots merged with Curaleaf Holdings, Inc. (CSE:CURA) in a transaction valued at approximately US$850 million. Prior to forming Solidum in 2017, Mr. Schinderle spent over 20 years in investment management, primarily investing in fixed income and equity assets via hedge funds, private equity and discretely managed funds. Mr. Schinderle currently serves on the advisory boards of Altitude Investments Inc. and AIM PLC, as well as the Board of Directors of Bazelet Americas, LLC.

Ms. Barath is the Co-founder and Senior Partner at BFP & Co., an Israel-based law firm ("BFP"). Ms. Barath has over 20 years' experience advising Israeli and international corporations on a wide range of sophisticated cross-border and domestic transactions. Ms. Barath advises Fortune 500 international corporations, funds and prominent early-stage start-ups and growth companies in Israel on a range of sectors including enterprise software, cyber security, fintech, biotech, cannabis and digital health and is an active partner in their development and growth. Ms. Barath is also the Co-founder and General Partner of Cerca Partners, a venture capital firm that invests in Israeli technology companies. Ms. Barath holds an LLB degree from the Hebrew University in Israel, is a member of the Israeli bar and lectures at universities and various business forums on topics ranging from corporate and business law to technology and regulatory matters.

5.2 - Disclosure for Restructuring Transactions

Not applicable.

Item 6 - Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7 - Omitted Information

Not applicable.

Item 8 - Executive Officer

Yael Harrosh
Corporate Secretary
+972-54-6687515

Item 9 - Date of Report

February 26, 2021.